SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(10 October 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 10 October 2016 re: Director/PDMR Shareholding

10 October 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

The Group announces that an option to acquire Shares was granted on 10 October 2016 under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share to each of the following PDMRs:

Name	Sharesave Options
António Horta-Osório	14,554
Juan Colombás	29,109
George Culmer	14,554
Andrew Bester	14,554
Simon Davies	29,109
Zak Mian	29,109
Matt Young	29,109

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	14,554
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	29,109
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	14,554
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	14,554
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	29,109
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	29,109
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 10 October 2016 at GBP 00.4749 per Share under the Lloyds Banking Group Sharesave Scheme 2007, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" share plan, at 47.49 pence per Share.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.4749	29,109
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 October 2016
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 October 2016